FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on December 6, 2012, by Panasonic Corporation (the registrant), announcing European Commission decision on cathode ray tubes for televisions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: December 6, 2012

December 6, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces European Commission Decision on

Cathode Ray Tubes for Televisions

Osaka, Japan, December 6, 2012 — Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) announced today that the Company and its subsidiary MT Picture Display Co., Ltd. (“MTPD”) has been informed that the European Commission has issued a decision finding that a number of companies, including Panasonic and MTPD, previously participated in an agreement to restrict competition in the sale of Cathode Ray Tubes for televisions sold in Europe in violation of EU competition law.

The fines imposed by European Commission are as follows:

•	Panasonic: €157,478,000

•	Panasonic and MTPD, jointly and severally liable: €7,885,000

•	Panasonic, MTPD and Toshiba Corporation, jointly and severally liable: €86,738,000

Panasonic and MTPD have already exited the CRT business. Panasonic believes this decision is factually and legally erroneous as it applies to Panasonic and MTPD and will consider its options for appeal to the European courts.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for three business fields, consumer, components & devices, and solutions. Based in Osaka, Japan, the company recorded consolidated net sales of 7.85 trillion yen for the year ended March 31, 2012. It aims to become the No. 1 Green Innovation Company in the Electronics Industry by the 100th year of its founding in 2018. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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